TERRY N. WILLIAMS

December 10, 2008

Nova Mining Corporation
322 Brightwater Crescent
Saskatoon, SK S7J 5H9

Dear Sirs:

Re:	Form 8-K Related to Officer and Director Resignations

I have read the statements pertaining to my resignation included in the Form 8-K dated December 10, 2008 of Nova Mining Corporation and I agree with the statements contained therein as they relate to my resignation.

Regards,

/s/ Terry N. Williams
Terry N. Williams